Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Kingsway Announces Dates for First Quarter Results and Annual General
     Meeting

     TORONTO, April 16 /CNW/ - Kingsway Financial Services Inc. (TSE: KFS,
NYSE: KFS) announced today that it will release its first quarter 2008 results and hold its first quarter conference call on May 7, 2008, and will hold its
Annual General Meeting on May 8 at 11:00 a.m. (Eastern Time) at the Design
Exchange, 234 Bay Street, Toronto.

     First Quarter Results and Conference Call

     On May 7, 2008, Kingsway will release its first quarter financial results around 4:00 p.m. (Eastern Time) and will hold its quarterly conference call at
5:00 p.m. To access the call, please dial 1-800-732-9303 about five minutes before the start of the call. An audio web cast will also be broadcast live and can be accessed through our website at www.kingsway-financial.com or directly at
     http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID(equal sign)2231460.

     Annual Meeting

     An audio feed from the Annual General Meeting will be webcast live and can be accessed through our website at www.kingsway-financial.com or directly at http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID(equal sign)2241800. A replay will also be available using the above links following the meeting.
Presentation slides will be posted on the website.

     Annual Report

     Kingsway's Annual Report and Management Information Circular are
available on the Company's website.
     Annual reports have been mailed to shareholders who requested them. Other investors may obtain hard copies of these documents by contacting
ir(at)kingsway-financial.com or Investor Relations, 7120 Hurontario Street, Suite
800, Mississsauga, Ontario, Canada, L5W 0A9.

     About the Company

     Kingsway Financial Services Inc. is one of the largest non-standard automobile insurers and truck insurers in North America based on A.M. Best data that we have compiled. The Company also provides commercial and personal property insurance, standard automobile insurance, motorcycle insurance and other specialty insurance where limited competition and an emphasis on underwriting profit provide an opportunity for consistent and above-average returns. Kingsway Financial operates through 11 wholly-owned insurance subsidiaries and two insurance agencies in Canada and the United States. The
Company employs approximately 2,900 people in Canada and the United States and is headquartered in Mississauga, Ontario, Canada. The common shares of
Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol "KFS".

     %SEDAR: 00003152E          %CIK: 0001072627

     /For further information: Shelly Gobin, Vice President and Chief
Financial Officer, Tel: (905) 677-8889, Fax: (905) 677-5008, Web Site:
www.kingsway-financial.com/
     (KFS. KFS KFS)

CO:  Kingsway Financial Services Inc.

CNW 14:00e 16-APR-08